SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Vari-Lite International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

922152103

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequen7t amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922152103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frost National Bank, Trustee of the Vari-Lite International, Inc. Employees’ Stock Ownership Plan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization N/A

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 725,104

	7.	Sole Dispositive Power 725,104

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 725,104

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person (See Instructions) EP

Item 1.
	(a)	Name of Issuer Vari-Lite International, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 201 Regal Row Dallas, Texas 75247

Item 2.
	(a)	Name of Person Filing Frost National Bank, Trustee of the Vari-Lite International, Inc. Employees’ Stock Ownership Plan
	(b)	Address of Principal Business Office or, if none, Residence 4200 S. Hulen Street Ft. Worth, Texas 76109
	(c)	Citizenship N/A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 922152103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[X]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 725,104
(b) Percent of class: 9.3%
The calculation of the percentage of beneficial ownership of Vari-Lite International, Inc. common stock is based upon 7,800,003 shares outstanding on December 31, 2002.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote -0-
(ii) Shared power to vote or to direct the vote 725,104
(iii) Sole power to dispose or to direct the disposition of 725,104
(iv) Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Frost National Bank holds shares of common stock of Vari-Lite International, Inc. as trustee of the Vari-Lite International, Inc. Employees’ Stock Ownership Plan for the benefit of employees of Vari-Lite International, Inc. and its subsidiaries.  Such employees have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares held on their behalf.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
(a)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003	Frost National Bank, Trustee of the Vari-Lite International, Inc. Employees’ Stock Ownership Plan

	By:	/s/ Konrad S. Halbert
	Name:	Konrad S. Halbert
	Title:	Assistant Vice President